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                    SUBSCRIPTION AND SHAREHOLDERS' AGREEMENT

                  THIS AGREEMENT is dated as of the 1st day of March, 1996, by and among THOMAS KNOX, an individual ("Knox"), BRUCE LEVY, an individual ("Levy"), and CRUSADER HOLDING CORPORATION ("CHC") (Knox, Levy and any other person who subsequently becomes a shareholder of CHC are sometimes hereinafter collectively called the "Shareholders" or individually called a "Shareholder").


                                   BACKGROUND

                  I. CHC was incorporated on April 12, 1988. As of the date hereof, CHC is authorized to issue 500,000 shares of Class A common stock at a par value of $0.01 or 500,000 shares of Class B common stock at a par value of $0.01 (each a "Share" and, collectively, the "Shares") and 25,000 Shares are issued and outstanding. All of the issued and outstanding Shares are currently owned by Knox.

                  II. CHC is a bank holding company which owns one hundred percent (100%) of the issued and outstanding stock of Crusader Savings Bank, F.S.B., a federally chartered savings bank ("Crusader").

                  III. As of the date hereof, Crusader has approximately $60,000,000 of assets ("Assets"). Crusader has capital of approximately $3,285,000 (the "Capital") and is in conformity with existing regulatory requirements respecting capitalization. Crusader has two branch locations, one at 6526 Castor Avenue, and the other at 1230 Walnut Street, both in Philadelphia. Crusader's financial performance as of the end of its most recent fiscal quarter is reflected in the consolidated financial statements of CHC, a copy of which is attached hereto and made a part hereof as Exhibit A (the "Financial Statements").

                  IV. It is the intention of Knox, Levy and CHC for Levy to fund $1,318,000 to CHC capital.

                  V. Knox, Levy and CHC intend to recapitalize CHC as follows:
(i) Knox will exchange his existing promissory notes for a new note(s) from CHC in the principal amount of $2,044,622 (which includes all existing accrued interest) and will be issued 675,000 shares of class A common stock of CHC, and
(ii) Levy will receive a convertible note from CHC in the amount of $1,318,000, which note will be exchanged following OTS approval of Levy into a new note in the amount of $876,267 and the issuance of 300,000 shares of class A common stock of CHC, all as described below.







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                  VI. The parties recognize that such investment will require regulatory approval of Levy to the extent that his investment exceeds 9.9% of the issued and outstanding stock of CHC. It is the intention of the parties hereto to proceed with application for such approval simultaneously with the execution of this Agreement. The parties further acknowledge that the withholding or refusal of such approval by the appropriate regulatory authorities may, at the option of either Knox or Levy, result in the termination of this Agreement.

                  VII. The parties desire to set forth their agreement as to the issues of voting rights, dissolution preferences, restrictions on transfer of stock, to provide for the continuity and maintenance of the proficient management, control, and operation of the business of CHC and Crusader, and to provide for certain other matters, all as set forth herein.

                                    AGREEMENT

                  NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements herein contained, the parties hereto, each intending to be legally bound hereby, agree as follows:

                  1. CHC Corporate Restructuring.

                           (a) Promptly following the execution of this
Agreement, CHC will amend its Articles of Incorporation, By-laws and other applicable corporate documents (collectively, the "CHC Corporate Documents") in order to provide for (i) the authorization to issue an additional 9,000,000 shares of $0.01 par value Class A common stock of CHC (collectively, the "Common Stock" or "Shares"), and (ii) the issuance to each of Knox and Levy of certain shares of the common stock of CHC (subject, in the case of Levy, to receipt of regulatory approval of the same). Knox and Levy and their family members will not participate in any phantom option plan established for officers or directors of Crusader.

                           (b) The issuance to Levy of his pro rata share of the
common stock of CHC shall be expressly conditioned upon (i) receipt of all appropriate regulatory approvals for the acquisition and issuance of the same and (ii) the timely funding of the Levy Note (as hereinafter defined) as hereinafter provided. Pending receipt by CHC of such approvals and the proceeds of such funding, this Agreement shall be deemed a subscription obligation by Levy to acquire such stock and an obligation by CHC to issue the same. Other than as contemplated above with respect to Knox and Levy and other than the agreement by Knox and Levy to allow certain Crusader directors to purchase up to 5% of the issued and outstanding common stock of CHC not

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later than April 30, 1996 at a price to be determined by Knox and Levy but which will not be less than book value for the said stock, no additional common stock of CHC will be issued by CHC to any third parties without the joint written consent of Knox and Levy, and in any event, the issuance of such stock will be conditioned upon compliance with all appropriate federal and state securities laws and the obtaining of all applicable regulatory approvals.

                           (c) The holders of the issued and outstanding shares
of common stock shall be entitled to one vote per share on all matters requiring shareholder approval under the CHC Corporate Documents. In addition, Knox, Levy and an individual designated by Knox will be appointed by the Shareholders of CHC as members of the Board of Directors of CHC.

                           (d) As soon as practicable following the date hereof,
Knox and Levy shall cause the CHC board of directors to adopt the provisions of this Agreement applicable to it by resolution and, thereafter, to cause the CHC Corporate Documents to be appropriately amended.

                  2. Crusader Corporate Restructuring.

                           (a) The independent Crusader board of directors shall
remain intact prospectively, except that Levy shall be appointed to the Board of Directors. Knox shall vote for Levy's appointment to the Crusader Board of Directors.

                           (b) As soon as practicable following the date hereof,
Knox and Levy shall recommend to the Crusader board of directors to adopt the provisions of this Agreement applicable to it by resolution and, thereafter, to cause the Crusader Corporate Documents to be appropriately amended.

                  3. Capitalization of CHC and Crusader to Fund Bank Business.

                           (a) Knox has outstanding a loan to CHC of $2,044,622
(inclusive of all accrued and unpaid interest) and Levy shall lend to CHC the sum of $1,318,000 simultaneously with this Agreement. Such obligation shall be currently funded by Levy on this date in an amount not less than $718,000. This Agreement shall constitute a subscription obligation by Levy to CHC to contribute the balance in three equal monthly installments, together with one-half of one percent (1/2%) interest per month on the outstanding balance of the subscription obligation. Pending OTS approval of Levy, Levy's loan shall be evidenced by a convertible note bearing 4% interest per annum. Following OTS approval, the loans shall be evidenced by (a) an amended and restated $2,044,622 Promissory Note executed by CHC

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in favor of Knox (the "Knox Note") and (b) a $876,267 Promissory Note executed by CHC in favor of Levy (the "Levy Note"). The Knox Note and the Levy Note shall sometimes collectively be referred to herein as the "Notes." The Notes shall bear interest at the rate of 6% per annum, fixed, payable quarterly in arrears until the date of repayment; provided, however, that such interest payments shall be due only to the extent that such sums are available for payment pursuant to all applicable federal banking regulations. The Notes shall be prepayable in whole or in part, without penalty or premium. The Notes shall be treated pari passu in payment, lien and collection, except as otherwise expressly provided herein. The Notes shall have a maturity date of ten (10) years. The Notes shall otherwise be in form and substance mutually acceptable to CHC, Knox and Levy and shall conform in all respects to all applicable bank regulatory requirements.

                           (b) CHC shall contribute the proceeds of the Notes
and stock as a capital contribution to Crusader.

                           (c) In the event that in the course of operating CHC
or Crusader, Knox and Levy jointly determine that additional capital is necessary or advisable due to losses by CHC or Crusader, they shall jointly determine the amount of additional capital to be contributed by Shareholders ratably to CHC (which shall in turn be contributed to Crusader by CHC (each such event, a "Capital Call")). There shall be no other mandatory Capital Calls on Shareholders. Any Capital Contributions made hereunder shall be made by CHC to Crusader following a direct funding to CHC by Shareholders of their respective pro rata share of such Capital Call and the execution of an additional Note in favor of each of Shareholders, as the case may be, which notes shall bear interest at 12% per annum and which shall be convertible into common stock of CHC for up to three (3) years following the issuance thereof. The amount of stock that can be converted under such notes shall be an amount equal to the principal balance of the said notes, together with all accrued and unpaid interest thereon, divided by the per share book value of the common stock of CHC at the time of the issuance of the notes.

                  4. Representations and Warranties of Levy. Levy hereby makes the following representations and warranties to Knox and CHC, with knowledge of their reliance thereon:

                           (a) Levy's decision to invest in CHC is based solely
upon his own investigation of CHC and Crusader and not upon any representations or warranties of Knox, CHC or Crusader except as expressly set forth herein. Levy has not been provided with any literature, sales materials or memoranda in connection with his investment, but has been provided with full access to and right to inspect the books and records of CHC and Crusader

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and has been provided with the right to conduct such other due diligence as Levy has deemed necessary or desirable in order to evaluate the investment opportunity described herein. Among the materials that Levy has inspected are
(i) the current year budget, (ii) the balance sheet and other financial statements of CHC and Crusader, (iii) any existing nonperforming loans made by Crusader, loan loss reserves, and-all loans which have been rated by Crusader as substandard, in-substance foreclosure, or special mention and (iv) any loan assets classified as OREO by Crusader.

                           (b) Levy is a qualified investor for purposes of any
applicable federal and state securities laws. Levy is a sophisticated investor who is aware that his investment in CHC is a high risk transaction and that his investment may be lost if the operation of CHC or Crusader as contemplated herein is not successful. Levy acknowledges that CHC and Crusader are closely held companies and, accordingly that his investment therein is illiquid and there is no established market for the sale of his investment interest therein and that the investment is reasonable in relation to his net worth. Levy further acknowledges that the Shares have not been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or under any applicable obligation to effect any such registrations. The sale or other disposition of the shares is restricted as stated in this Agreement.

                           (c) Levy is acquiring the common stock of CHC for his
own account and for investment purposes, and not with a view for resale or distribution thereof.

                  5. Representations and Warranties of Knox and CHC. Knox and CHC hereby make the following representations and warranties to Levy, with knowledge of his reliance thereon:

                           (a) CHC is duly organized, validly existing and in
good standing under the laws of the Commonwealth of Pennsylvania.

                           (b) Crusader is a duly chartered federal savings bank
and is duly organized, validly existing and in good standing under applicable federal laws and regulations.

                           (c) CHC has full power and authority to enter into
and perform this Agreement. The execution and performance of this Agreement has been duly authorized by the board of directors of CHC.

                           (d) To the best of their knowledge, there is no
pending or threatened litigation which has not been adequately disclosed and reserved against on the financial statements of CHC and/or Crusader.

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







                           (e) As of the date hereof, no third party has any
ownership interest in CHC or Crusader except as disclosed on the December 31, 1995 balance sheet of CHC.

                           (f) There are no tax liabilities, assessments, fees
or penalties in excess of $100,000 attributable to periods prior to December 31, 1995 that are unpaid or that may in the future be assessed against CHC or its subsidiaries or affiliates as a result of an audit or otherwise, except as set forth as a liability on the December 31, 1995 Financial Statements.

                           (g) To the best of their knowledge, the December 31
financial statements of CHC and Crusader are true and correct and there has been no material adverse change in the financial condition of CHC or Crusader since December 31, 1995.

                           (h) To the best of their knowledge there is no other
capitalization of CHC or Crusader other than as described herein as of this date.

                           (i) The copies of the Articles of Incorporation and
Bylaws of CHC and Crusader delivered to Levy are true and correct copies of the same.

                           (j) As of the date hereof, there are no outstanding
contracts, whether written or oral, between CHC and its subsidiaries and Knox or his family members, other than as set forth herein or disclosed to Levy in writing.

                  The foregoing representations and warranties shall survive for a one year period from the date hereof, except that the representation set forth in (f) above shall survive until the expiration of the applicable statute of limitations with respect to each open tax year.

                  6. OTS and Other Regulatory Approvals. As soon as practicable following the date hereof, Knox and Levy shall cause CHC to submit the application for approval of Levy as a 30% owner of the common stock of CHC (the "Application") to the Office of Thrift Supervision and all other applicable federal or state regulatory authorities for review, comment and approval. Thereafter Knox and Levy shall cause CHC to diligently pursue such approvals expeditiously. Levy shall cooperate in all respects with the submission and processing of the Application, including, without limitation, submission of all supplemental materials necessary to be submitted with the Application or requested subsequently by the appropriate regulatory authorities. Such materials may include Levy's curriculum vitae, personal financial statements, tax returns and/or those of any entity owned or controlled by Levy.


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                  7. Restrictions on Transfer and Issuance. Except as expressly provided in this Agreement, no Shareholder shall sell, assign, transfer, give, bequeath, devise, donate or otherwise dispose of, or pledge, deposit or otherwise encumber, in any way or manner whatsoever, whether voluntarily or involuntarily (a "Transfer"), any of the Shares now or hereafter owned (of record or beneficially) by him without the express prior written consent of the other Shareholders. Shareholders shall Transfer Shares only in accordance with the provisions of this Agreement.

                           (a) Restrictions on Shareholders. Shareholders shall
not Transfer any Shares to any person except as expressly permitted herein. No Transfer permitted by this Agreement shall be effective to vest any right, title or ownership of Shares unless (i) the board of directors of CHC approves the Transfer, having knowledge of the prospective transferee and (ii) the proposed transferee agrees to become bound by the terms of this Agreement by signing a counterpart hereof and delivering the same to the board of directors of CHC. For purposes of this Agreement, "person" means any individual, partnership, corporation, association, trust, estate, government or other entity.

                           (b) Restrictions on CHC. Except as expressly provided
in this Agreement, CHC shall not (i) cause or permit a Transfer of any Shares to be made on its books, (ii) issue any shares of capital stock of CHC, whether by original issue or in connection with the sale of shares now or hereafter held in CHC's treasury, whether by sale, pursuant to a merger or otherwise, (iii) issue any warrants, options or other rights to subscribe to or purchase additional capital stock of CHC, (iv) create any securities, instruments or rights convertible into capital stock of CHC, or (v) purchase, redeem or otherwise acquire any shares of capital stock of CHC, unless any of the foregoing are expressly permitted by the terms of this Agreement, subject in any event to the rights of the Shareholders hereunder, if any.

                  8. Permitted Transfers. Subject to the restrictions contained in paragraph 7(a) above, the other express provisions of this Agreement and applicable law, (a) any Shareholder may Transfer his Shares to CHC or to any existing Shareholder, or (b) any Shareholder may transfer by creation of trust instruments, by will or other estate planning device his Shares to members of his immediate family or (c) shares may be transferred by succession to a guardian ad litem or other personal representative in the event of a disability of a Shareholder, all without the prior consent thereto of CHC or of any other Shareholder.

                  9. Optional Purchases by the Other Shareholders and Redemptions by CHC. In the event of an occurrence described in subparagraph 9(a) or (b) below with respect to a Shareholder, the

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other Shareholders shall have the right, but not the obligation, to purchase the
Shares owned by such Shareholder that are the subject of subparagraph 9(a) or
(b) below, in accordance with the terms set forth in Paragraph 10 below, while CHC, if such other Shareholders fail to exercise such right to purchase such Shares, shall have the right but not the obligation to purchase such Shares, in accordance with the terms set forth in Paragraph 10 below. In the event that the amount of Shares being sold exceed 20% of the aggregate shares held by the selling Shareholder, in addition to the option set forth hereinbelow, all Shareholders shall have the right to participate ratable with the selling Shareholder by tendering the pro rata portion of their shares which shall be included within the terms of the proposed sale, and in such event, the selling Shareholder shall reduce the amount of his Shares to be sold by an equivalent amount.

                           (a) Legal Proceedings Against Shareholders. The
parties agree that the interests of CHC and its Shareholders would be seriously affected by any sale or disposition of any Shareholder's Shares by any legal or equitable proceedings against such Shareholder, except as expressly permitted herein. Accordingly, it is hereby covenanted and agreed that in the event that
(i) any Shareholder shall be adjudicated a bankrupt or make an assignment for the benefit of creditors, or (ii) bankruptcy, insolvency, reorganization, arrangement, debt, adjustment, liquidation or receivership proceedings in which any Shareholder is alleged to be insolvent or unable to pay his debts as they mature are instituted by or against such Shareholder and, if instituted against such Shareholder, such Shareholder shall consent thereto or admit in writing the material allegations of the petitions filed in said proceedings or said proceedings shall remain undismissed for ninety days after commencement thereof, or (iii) there is any entry of a decree or order for relief by a court having jurisdiction in respect of any Shareholder in an involuntary case under the federal bankruptcy laws against any Shareholder not dismissed within ninety days or any Shareholder commences a voluntary case under such laws, or (iv) any of the Shares of any Shareholder are attached and such attachment is not removed within ninety days, or (v) any judgment is obtained in any legal or equitable proceeding against any Shareholder, which judgment is not dismissed, stayed, bonded or satisfied (other than by sale of the Shares) within ninety days of the entry thereof or which is executed upon and the sale of any of such Shareholder's Shares is contemplated or threatened under legal process as a result of such judgment, or (vi) any execution process is issued against any Shareholder or against any of his Shares and not dismissed, stayed, bonded or satisfied within ninety days, or (vii) there is instituted by or against any Shareholder any other form of legal proceeding or process by which any of the Shares of such Shareholder may be sold, either voluntarily or involuntarily, which is not dismissed within

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ninety days; provided, however, that an occurrence described in preceding clauses (v) through (vii) shall not be deemed to have occurred if it resulted from any legal proceeding between CHC and the Shareholders or between Shareholders if such proceeding entails disputes of ownership relating to CHC or the Shares.

                           (b) Voluntary Sale by a Shareholder. The voluntary
sale of Shares owned by any Shareholder which is a natural person.

                  10. Purchase Option Procedures in Case of Legal Proceedings or Voluntary Sale. If any Shareholder shall at any time be subject to subparagraphs 9(a) or (b) above, the other Shareholders shall have options to purchase all of such Shareholder's (the "Selling Shareholder") Shares and CHC shall have the next option to redeem the Selling Shareholder's Shares as follows:

                           (a) Options of the Offeree Shareholders.  Upon the
occurrence of an event described in Paragraph 9 above, the Selling Shareholder shall so notify the other Shareholders and CHC. Upon receipt of such notice by the other Shareholders ("Offeree Shareholders") from the Selling Shareholder that an event under Paragraph 9 has occurred, the Selling Shareholder shall be deemed to have offered in writing to sell all, but not less than all, of his Shares to the Offeree Shareholders at the price and upon the terms set forth in Paragraph 11 below. For a period of thirty days after such offer by the Selling Shareholder to the Offeree Shareholders, the Offeree Shareholders shall have options, exercisable by written notice to the Selling Shareholder with a copy to CHC and to each of the other Offeree Shareholders, to accept the Selling Shareholder's offer. Each Offeree Shareholder who shall exercise this option shall agree, by doing so, to purchase that proportionate part of the Selling Shareholder's Shares which the number of Shares owned by such Offeree Shareholder bears to the total number of Shares owned by all Offeree Shareholders (or in such other proportions as the Offeree Shareholders may agree among themselves).

                           (b) Optional Redemption by CHC. In the event that one
or more of the Offeree Shareholders does not exercise his option in accordance with subparagraph 10(a) above, CHC may provide the Selling Shareholder with a notice of redemption of all of the Selling Shareholder's remaining Shares, within a period of fifteen days following expiration of the thirty-day period set forth in subparagraph 10(a), at the price and upon the terms set forth in Paragraph 11 below.

                           (c) Acceptance of a Bona Fide Offer. If, at the end
of the option period described in subparagraph 10(a) above and the redemption period set forth in the notice of redemption

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described in subparagraph 10(b) above, options have not been exercised by the
Offeree Shareholders to purchase all of the Selling Shareholder's Shares, and a redemption by the CHC of all of the Selling Shareholder's Shares has not occurred, then at the election of the Selling Shareholder, any Shares not so purchased or redeemed may be offered for sale by the Selling Shareholder free and clear of the options of the Shareholders and CHC set forth herein (but otherwise subject to the restrictions on transferability contained in this Agreement) for a period of sixty days thereafter, such sale to be for all, but not less than all, of his Shares to a prospective purchaser at the price and upon the terms and conditions set forth in such prospective purchaser's offer.

                  11. Purchase Price and Terms.

                           (a) Time and Place for Settlement. Settlement for the
purchase of Shares by CHC or by a Shareholder pursuant to the options granted in or the redemption permitted by Paragraph 10 above shall be made within sixty days following (i) the date of exercise of the last option exercised or (ii) delivery of a notice of redemption within the fifteen-day period described in subparagraph 10(b) above. All settlements for the purchase or redemption of Shares shall, unless otherwise agreed to by all of the purchasers and sellers, be held at the principal executive offices of CHC during regular business hours. The precise date and hour of settlement shall be fixed by the purchaser or purchasers and/or the board of directors of CHC with respect to redemptions (within the time limits allowed by the provision of this Agreement) by notice in writing to the Selling Shareholder given at least five days in advance of the Settlement date specified. In the event that more than one purchaser is involved in a settlement and the purchasers cannot agree on a precise time of settlement, the precise time of settlement (within the time limits allowed by the provisions of this Agreement) shall be fixed by the board of directors of CHC by five or more days' written notice to the purchasers and seller on the sixtieth day following the date of exercise of the last option or election exercised.

                           (b) Delivery of Stock Certificates. At settlement,
the stock certificate or certificates representing the Shares being sold shall be delivered to the purchaser or purchasers and/or CHC, as appropriate, duly endorsed for transfer or with executed stock powers attached, with any necessary documentary and transfer tax stamps affixed by the seller. The Selling Shareholder, if a personal representative of a Shareholder, shall, upon request of a purchaser, provide prior to the date of settlement evidence reasonably satisfactory to the purchaser of the seller's legal status as personal representative

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of such Shareholder. The terms of payment shall be in cash or by certified check.

                           (c) Purchase Price. The purchase price per Share
shall be equal to the adjusted book value thereof (net of the Notes) plus the unpaid principal balance of the applicable Notes.

                  12. Copy of Agreement To Be Kept on File. CHC shall keep on file at its principal executive offices, and will exhibit to any Shareholder or his duly authorized representative at any and all reasonable times, an executed copy of this Agreement and all amendments thereto.


                  13. Stock Certificates To Be Marked With Legend. All certificates representing Shares now outstanding or hereafter issued by CHC shall be marked with the following legend:

                  "This certificate and the shares represented hereby are held subject to the terms, covenants and conditions of an agreement by and among this Company and its then shareholders, as it may be amended from time to time, and may not be transferred or disposed of except in accordance with the terms and provisions thereof. A copy of said agreement and all amendments thereto is on file and may be inspected at the principal executive offices of the Company."

CHC shall issue replacement stock certificates without the foregoing legend to any Shareholder upon request following termination of this Agreement.

                  14. Term of Agreement. This Agreement shall terminate upon the first to occur of the following events:

                           (a) the written agreement by all of the Shareholders
of CHC who are, at that time, bound by the terms of this Agreement;

                           (b) the dissolution, bankruptcy, or receivership of
CHC;

                           (c) the cessation of CHC's business, whether by sale
of assets, liquidation, or otherwise.

                           (d) In the event that CHC ceases to do business due
to liquidation, the Shareholder's agree that the net proceeds of liquidation remaining after payment of all liabilities to third parties of CHC shall be distributed as follows:


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                                    (i) First, to repay in full the Notes;

                                    (ii) Then, to redeem the common stock of
CHC.

                  15. Rights, Obligations and Remedies. Each Shareholder shall assist in causing CHC to act so as to accomplish the corporate actions contemplated by this Agreement. The rights and obligations under, and the remedies to enforce, this Agreement are joint and several as to CHC and each of its Shareholders with each being completely free to enforce any or all of the rights or obligations under this Agreement against any of the others with or without the concurrence or joinder of any of the others. The Shares are unique, and recognizing that the remedy at law for any breach or threatened breach by a party hereto of the covenants and agreements set forth in this Agreement would be inadequate and that any such breach or threatened breach would cause such immediate and permanent damage as would be irreparable and the exact amount of which would be impossible to ascertain, the parties hereto agree that in the event of any breach or threatened breach of any such covenant or agreement, in addition to any and all other legal and equitable remedies which may be available, any party hereto may specifically enforce the terms of this Agreement and may obtain temporary and/or permanent injunctive relief without the necessity of proving actual damage by reason of any breach or threatened breach hereof and, to the extent permissible under the applicable statutes and rules of procedure, a temporary injunction may be granted immediately upon the commencement of any such suit and without notice.

                  16. Resignations. If any Selling Shareholder is an officer, director, employee of or under a consulting agreement with CHC, he must, at the request of the non-resigning members of the board of directors of CHC, submit to the Secretary of CHC his resignation as an officer and/or director, as the case may be, before the sale of his Shares becomes effective, and the Secretary is hereby authorized to refuse to effect a transfer of the Selling Shareholder's Shares on the books of CHC until such resignation as aforesaid is delivered to said Secretary.

                  17. Subsequent Shareholders to Become Bound. Any person or entity not an original signatory hereto who becomes a Shareholder (of record or beneficially) shall be bound by all of the terms and provisions of this Agreement. Before any person or entity not a party to this Agreement, including any person or entity to whom transfers of Shares may be made hereunder, may be entitled to be a Shareholder (of record or beneficially) of CHC, such person or entity shall be required first to execute and deliver to CHC an agreement pursuant to which such person or entity agrees to be bound by all of the terms and conditions of this Agreement (as it may have then been amended), and the

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failure of any such person or entity so to do shall preclude such person or entity from becoming a Shareholder (of record or beneficially) of CHC.

                  18. Entire Agreement; Amendment, Modification and Termination. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may be amended, modified or terminated at any time or times by the unanimous agreement in writing of CHC and its then Shareholders. No such amendment, modification or termination, nor any termination pursuant to the terms hereof, shall affect the right of any person or entity to receive, or the obligation of any person or entity to pay, on the terms and conditions of this Agreement, the purchase price for Shares sold pursuant to this Agreement prior to such amendment, modification or termination, or the right or obligation of any person or entity to sell or purchase Shares, on the terms and conditions of this Agreement, if the event giving rise to such right or obligation to sell or purchase Shares has in fact taken place prior to such amendment, modification or termination.

                  19. Indulgences, Waivers. Neither the failure nor any delay on the part of any party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

                  20. Controlling Law. This Agreement and all questions relating to its validity, interpretation, performance and enforcement (including, without limitation, provisions concerning limitations of actions), shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, notwithstanding any conflict-of-laws doctrines of such state or any other jurisdiction to the contrary, and without the aid of any canon, custom or rule of law requiring construction against the draftsman. Each Shareholder hereby consents to the exclusive jurisdiction of the Courts of the Commonwealth of Pennsylvania and the United States District Court for the Eastern District of Pennsylvania in any and all actions, disputes or controversies relating to this Agreement and irrevocably consents to the

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






service of process by certified or registered mail, return receipt requested, to such Shareholder at his address set forth in the books and records of CHC.

                  21. Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received only when delivered (personally, by courier service such as Federal Express, or by other messenger) or when deposited in the United States mails, registered or certified mail, postage prepaid, return receipt requested, addressed if to any Shareholder, to the most current residence address to such Shareholder reflected in the books and records of CHC, and if to CHC, to the attention of the Chairman of the board of directors. Any party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this paragraph for the giving of notice.

                  22. Binding Nature of Agreement; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives; successors and assigns, except that no party may assign or transfer its rights or obligations under this Agreement.

                  23. Provisions Separable. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

                  24. Paragraph Headings. The paragraph headings in this Agreement are for convenience only; they form no part of this Agreement and shall not affect its interpretation.

                  25. Gender. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other general, masculine, feminine or neuter, as the context indicates is appropriate.

                  26. Number of Days. In computing the number of days for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which Federal banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.


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





                  27. Arbitration. In the event that a dispute arises under the terms of this Agreement, the parties hereto agree to resolve such dispute first through arbitration before resorting to litigation. In such event, the dispute shall be submitted to arbitration utilizing the prevailing rules and procedures of the American Arbitration Association. The Arbitration shall be conducted in Pennsylvania.

                  IN WITNESS WHEREOF, the parties have executed and delivered this Agreement on the date first above written.


ATTEST:                                    CRUSADER HOLDING COMPANY, a
                                           Pennsylvania corporation



By:/s/ Bruce Levy                          By: /s/ Joseph T. Crowley
   -----------------                           -------------------------
         Title:                                    Title: Vice President


[CORPORATE SEAL]


WITNESSES:


 /s/ Joseph T. Crowley                     /s/ Thomas J. Knox
   -----------------                           -------------------------
                                               THOMAS KNOX


 /s/ Joseph T. Crowley                     /s/ Bruce Levy
   -----------------                           -------------------------
                                               BRUCE LEVY


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